Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BrightSphere Investment Group plc (formerly known as OM Asset Management plc):
We consent to the incorporation by reference in this registration statement on Form S-8 of BrightSphere Investment Group plc and subsidiaries (the Company - formerly known as OM Asset Management plc) of our reports dated February 27, 2018, with respect to the balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of the Company.
/s/ KPMG LLP
Boston, Massachusetts
January 2, 2019